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                           July 17, 2021

       Vladimir Tenev
       Chief Executive Officer
       Robinhood Markets, Inc.
       85 Willow Road
       Menlo Park, CA 94025

                                                        Re: Robinhood Markets,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed July 1, 2021
                                                            File No. 333-257602

       Dear Mr. Tenev:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 Filed July 1, 2021

       General

   1. We note your response to comment 1 in our letter dated June 11, 2021. In the response, you indicate that the
market maker is your customer and you are acting as an agent between the user and
the market maker for execution of equities, options, and
                                                        cryptocurrency
transactions. Please revise your registration statement and the related notes to your financial
statements to clarify that execution, in the context of the
                                                        aforementioned
transactions between users and market makers, represents legally binding agreements to transfer
securities and cryptocurrencies from the seller to the user in exchange for money from
the user to the seller, and vice versa.
 Vladimir Tenev
Robinhood Markets, Inc.
July 17, 2021
Page 2
Risk Factors
We have been subject to regulatory investigations..., page 46

2.     We note your disclosure on page 197 that the Massachusetts Securities
Division   s April
       15, 2021 proposed amended complaint seeks revocation of RHF   s broker
dealer license to
       operate in Massachusetts. Please revise your risk factor disclosure to include this information. In addition, please revise your risk factor and legal proceedings disclosure on page 197 to specifically describe the risks and consequences related to the possible
       revocation of RHF   s broker dealer license in Massachusetts, including
how such
       revocation could impact the status of RHF   s broker dealer license in
other states. Please
       also describe in these two sections the status of the settlement discussions disclosed in
       Note 14 to your December 31, 2020 Consolidated Financial Statements. Underwriting (Conflicts of Interest)
Price Stabilization, Short Positions and Penalty Bids, page 273

3. You state that the underwriters have an option to purchase additional Class A shares.
       Please clarify whether you intend this underwriters    option to operate
differently from
       overallotment or    Green Shoe    options customarily found in firm
commitment
       underwritten equity offerings. To the extent the underwriters    option
has a different or
       additional purpose than a customary overallotment option, please provide a detailed legal analysis as to application of Regulation M to the exercise of the
underwriters    option,
       particularly in terms of its impact on the completion of the
underwriters    participation in
       the distribution.
        You may contact Marc Thomas, Staff Accountant, at 202-551-3452 or Hugh West,
Accounting Branch Chief, at 202-551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams, Attorney-
Advisor, at 202-551-3217 or Sandra Hunter Berkheimer, Legal Branch Chief, at 202-551-
3758 with any other questions.



                                                             Sincerely,
FirstName LastNameVladimir Tenev
                                                             Division of
Corporation Finance
Comapany NameRobinhood Markets, Inc.
                                                             Office of Finance
July 17, 2021 Page 2
cc:       D. Scott Bennett
FirstName LastName